UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Amendment of Rights Agreement

On January 11, 2022, Nam Tai Property Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into unsecured delayed-draw term loans, evidenced by promissory notes (the “Notes”), with IAT Insurance Group, Inc. (“IAT”) and IsZo Capital LP (“IsZo”).

On January 12, 2022, in connection with entry into the Notes, the Company entered into an amendment (the “Rights Agreement Amendment”) to the Rights Agreement, dated as of December 13, 2021 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent. The Company amended the Rights Agreement to add the defined term “Exempt Person” for the purpose of providing a limited exemption to each of IAT and IsZo from the definition of “Acquiring Person” under the Rights Agreement, along with certain conforming changes.

This limited exemption permits each of IAT and IsZo to become the Beneficial Owner (as defined in the Rights Agreement) of up to 24.9% of the Company’s issued shares, par value $0.01 per share (the “Shares”), for so long as, among other things, any Shares Beneficially Owned by IAT and IsZo in excess of 20% of the issued Shares shall be voted in accordance with the recommendations of Institutional Shareholder Services Inc. with respect to all uncontested proposals submitted to shareholders at any annual or special meetings of the Company’s shareholders and in connection with all actions taken by written consent of the Company’s shareholders.

The Rights Agreement Amendment is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendment is qualified in its entirety by reference to the Rights Agreement Amendment.

Exhibit No.	Description

4.1	Amendment to Rights Agreement, dated as of January 12, 2022, between Nam Tai Property Inc. and Computershare Trust Company, N.A., as Rights Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2022

NAM TAI PROPERTY INC.

By:	/s/ Steven Parker
Name:	Steven Parker
Title:	Interim Chief Financial Officer and Authorized Signatory